SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant To Section 13 Or 15 (D) Of The Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): May 10, 2006

Alaska Pacific Bancshares, Inc.
(Exact name of registrant as specified in its charter)

Alaska	0-26003	92-0167101
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer Identification No.

2094 Jordan Avenue, Juneau, Alaska	99801
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number (including area code): (907) 789-4844

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.133-4(c))

Item 2.02 Results of Operations and Financial Condition

On May 10, 2006, Alaska Pacific Bancshares, Inc. issued its earnings release for the quarter ended March 31, 2006. A copy of the earnings release is attached hereto as Exhibit 99.1, which is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

   (c) Exhibits

      99.1   Press Release of Alaska Pacific Bancshares, Inc. May 10, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ALASKA PACIFIC BANCSHARES, INC.

DATE: May 10, 2006   By: /s/ Roger K. White

Senior Vice President and
Chief Financial Officer

Exhibit 99.1

Alaska Pacific Bancshares, Inc.

News Release
For Immediate Release

ALASKA PACIFIC ANNOUNCES
FIRST QUARTER EARNINGS

JUNEAU, Alaska, May 10, 2006 -- Alaska Pacific Bancshares, Inc. (OTCBB: AKPB), the parent company of Alaska Pacific Bank, announced first quarter 2006 net income of $125,000, or $.19 per diluted share. Earnings were net of $113,000 ($68,000 net of tax) of costs for closing its two smallest offices in January. Without these costs, net income for the first quarter would have been $193,000, or $.30 per diluted share, a 93% increase compared with the first quarter of 2005. First quarter earnings were down 15% from the fourth quarter of 2005, when the Company earned $245,000, or $.38 per diluted share, also excluding net-of-tax branch closure costs of $15,000.

The Bank closed its two smallest offices in Hoonah and Yakutat, Alaska in order to eliminate most of the approximately $350,000 annual expense of operating the facilities. At present, no other financial institution has a facility in either of these small communities, each with a population less than 1,000. The Bank continues to serve its customers in Hoonah and Yakutat through remote services, including on-line banking.

Net interest income increased $169,000 (8.9%) to $2.1 million in the first quarter compared to the first quarter of 2005, primarily due to growth in the loan portfolio. Average loans increased $14.3 million (10.2%) to $154.3 million in the first quarter, compared with $140.0 million in the first quarter of 2005. The net interest margin on average earning assets increased to 5.02% from 4.96% a year ago.

Loans (excluding loans held for sale) were $153.6 million at March 31, 2006, an increase of 8.5% from a year ago and a small increase from last quarter. Deposits at March 31, 2006 were $140.1 million, a $5.4 million (4.0%) increase from a year ago, but a decrease of $6.6 million (4.5%) from December 31, 2005, when deposits peaked at $146.7 million.

Total nonperforming assets at March 31, 2005 were $1.5 million compared with $1.4 million at the end of 2005. Net loan chargeoffs for the quarter were $17,000, compared with $52,000 for the entire year 2005. The provision for loan losses was $75,000 in the first quarter, compared with $30,000 in each quarter of 2005 and an average $90,000 per quarter in 2004. The provision for each period represented management's best estimate of the amount required to maintain the allowance for loan losses at a level adequate to absorb losses inherent in the portfolio.

Noninterest income for the first quarter, excluding gains on sale of loans, was $251,000, an increase of 9.1% from a year ago, and a slight increase from last quarter.

Noninterest expense for the first quarter, excluding branch closure costs, was $1.9 million, approximately unchanged both from last quarter and from the first quarter of 2005. Normal increases in compensation and benefits and other expenses were approximately offset by the initial savings of closing the two offices during the first quarter.

As previously announced, the Company declared a regular quarterly dividend of $.09 per share, payable May 19, 2006, to shareholders of record as of May 8, 2006.

<u>Forward-Looking Statements</u>

Certain matters in this news release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. The Company's actual results, performance, or achievements may differ materially from those suggested, expressed, or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, interest rates, the economy in Southeast Alaska, the real estate market, competitive conditions between banks and non-bank financial services providers, regulatory changes, and other risks detailed in the Company's reports filed with the Securities and Exchange Commission.

Contact: Roger K. White   Craig E. Dahl
          Senior Vice President and CFO   or   President and CEO
          907-790-5135   907-790-5101

Alaska Pacific Bancshares, Inc.

Financial Highlights (Unaudited)
First Quarter 2006
(dollars in thousands, except per-share amounts)

| | Three Months Ended | | |
	March 31, 2006	December 31, 2005	March 31, 2005
Condensed Income Statement:			
Interest income	$2,798	$2,837	$2,314
Interest expense	(737)	(695)	(422)
Net interest income	2,061	2,142	1,892
Provision for loan losses	(75)	(30)	(30)
Gain on sale of mortgage loans	53	41	29
Other noninterest income	251	249	230
Branch closure costs	(113)	(25)	-
Other noninterest expense	(1,968)	(1,993)	(1,954)
Net income before income tax	209	384	167
Income tax expense	(84)	(154)	(67)
Net income	$ 125	$ 230	$ 100
Earnings per share:			
Basic	$ .20	$ .38	$.16
Diluted	.19	.36	.16
Performance Ratios:			
Return on average equity	3.00%	5.57%	2.50%
Return on average assets	0.29	0.52	0.25
Yield on average earning assets	6.81	6.74	6.07
Cost of average interest-bearing liabilities	2.23	2.08	1.38
Interest rate spread	4.58	4.66	4.69
Net interest margin on:			
Average earning assets	5.02	5.09	4.96
Average total assets	4.76	4.81	4.68
Efficiency ratio (a)	85.12	83.35	92.08
Average balances:			
Loans	$154,280	$157,075	$139,989
Earning assets	164,230	168,330	152,491
Assets	173,095	178,282	161,692
Interest-bearing deposits	118,122	120,407	113,561
Total deposits	140,054	146,717	134,611
Interest-bearing liabilities	132,106	133,671	122,470
Shareholders' equity	16,669	16,506	16,024
Average shares outstanding:			
Basic	614,942	609,747	607,364
Diluted	645,191	639,067	639,917

	March 31, 2006	December 31, 2005	March 31, 2005
Balance sheet data:			
Total assets	$171,628	$177,157	$162,051
Loans, before allowance	153,630	152,722	141,654
Loans held for sale	140	2,531	427
Investment securities	6,766	7,464	7,225
Total deposits	140,112	146,650	133,066
Federal Home Loan Bank advances	12,526	12,048	10,912
Shareholders' equity	16,700	16,638	16,045
Shares outstanding (b)	628,254	627,754	627,754
Book value per share	$26.58	$26.50	$25.56
Asset quality:			
Allowance for loan losses	$1,506	$1,448	$1,389
Allowance as a percent of loans	0.98%	0.95%	0.98%
Nonaccrual loans	$1,392	$1,299	$1,203
Total nonperforming assets	1,477	1,400	1,351
Net chargeoffs (recoveries) for quarter	17	(2)	21

(a) Noninterest expense, excluding branch closure costs, divided by the sum of net interest income and noninterest income, excluding gains on sale of loans or securities.

(b) Excludes only treasury stock.